Shareholder Rebuttal to Cincinnati Financial Corporation's

Opposition Statement Regarding Sustainability Reporting

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  324 Upper Byrdcliffe Road, Woodstock, NY 12498

Proposal 4 on Sustainability Reporting

This proposal has been filed by Helen Hamada, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about the performance and adequacy of disclosure of Cincinnati Financial Corporation's ("Cincinnati Financial") environmental, social and governance (ESG) record.  We believe that Cincinnati Financial should join the increasing number of companies which report to their investors on their record and challenges in the area of environment, social and governance issues.

Miller/Howard is asking the company to prepare short- and long-term responses to ESG-related issues, relevant policies, practices, metrics and goals on topics such as greenhouse gas emissions, water conservation, waste minimization, energy efficiency and assessing our company's role in reducing systemic harm to the U.S. and global economy and societal welfare from climate change.

In February 2010, the SEC issued interpretive guidance clarifying that companies should disclose material risks associated with climate change.  The sustainability reporting process can help companies to analyze and mitigate these risks as well as risks to societal welfare from climate change.  Without comprehensive disclosure, shareholders and other stakeholders cannot ascertain whether Cincinnati Financial is properly managing ESG issues and our company’s impact on society.

Cincinnati Financial is a mid-sized multi-billion dollar company.  Regardless of size, innovative and sound management of resources is an indicator of good management.  Cincinnati Financial publishes limited environmental information on its website, but does not issue a report using GRI guidelines. The company perceives current web disclosures to be adequate and more cost effective than using a standardized GRI reporting approach. We disagree.

ESG issues can pose significant risks to business, and without proper disclosure shareholders and analysts cannot ascertain whether the company is managing its ESG exposure. Cincinnati Financial's recently updated section on its website entitled "Environmental Stewardship," is not complete or standardized so that data can be easily evaluated and benchmarked.   Their reporting is weakest where they have the most risk - climate change impact.

Cincinnati Financial’s disclosures on climate risk are inadequate for underwriting operations and absent for investment operations. And yet, Cincinnati Financial's 2011 annual report recognizes the possible impacts from climate change:  "Various scientists and other experts believe that changing climate conditions have added to the unpredictability, frequency and severity of such natural disasters in certain parts of the world and have created additional uncertainty as to future trends and exposures. We cannot predict the impact that changing climate conditions may have on our results of operations nor can we predict how any legal, regulatory or social responses to concerns about climate change may impact our business."

Sustainability reporting is an important element of business success.

Sustainability reporting is critical for companies of all sizes, regardless of the sector in which they operate. The GRI reporting framework is being adopted by many Fortune 500 companies. In 2011, approximately 20% of U.S. Fortune 500 companies issued reports using the GRI framework, according to the Governance and Accountability Institute.1  Ninety-five percent of the 250 biggest companies in the world report their sustainability performance, with 80 percent of these using the GRI Guidelines, according to an international study released by KPMG in November 2011.2

Cincinnati Financial's opposition statement argues that:

The corporation has in place the appropriate policies and practices concerning environmental and social issues, and sufficient public disclosure regarding such efforts and initiatives. The board feels that a GRI compliant sustainability report would not provide any meaningful additional information for its shareholders and is a poor use of our resources.

Our Rebuttal and Rationale for a YES vote follows:

Although the company has recently updated its website with limited information regarding its environmental stewardship overseeing a few general statistics, there is little documentary evidence demonstrating to shareholders how Cincinnati Financial is managing other risks.  We could not find any information on greenhouse gas (GHG) emissions, GHG reduction goals, or on risks and opportunities related to climate change.

1 http://www.ga-institute.com/nc/issue-master-system/news-details/article/ga-institute-update-issue-3-october-2011-us-corporate-sustainability-responsibility-reporti.html
2 http://www.kpmg.com/PT/pt/IssuesAndInsights/Documents/corporate-responsibility2011.pdf - page 7

Unlike piecemeal web disclosures, a GRI sustainability report can inform investors, customers, employees and the public, in a more comprehensive and systematic way, about significant environmental and social risks and opportunities faced by Cincinnati Financial and how the company is managing these risks. In fact, the GRI guidelines were developed for the express purpose of standardizing sustainability reporting, and allowing investors to better compare the relative risk and risk management of companies on these issues.

A sustainability report provides key information for data aggregators of environmental, social, governance (ESG) and financial information, such as Bloomberg, MSCI and providers of indexes such as the Dow Jones Sustainability Index. ESG data aggregators may have difficulty populating their databases and sharing information with Cincinnati Financial investors and stakeholders if the data is not easily comparable between companies. This kind of comparable data is provided by companies who use the Global Reporting Initiative Guidelines.

Climate change:

According to statistics from Risk Management Solutions, 57% of the American population currently live in areas that are prone to natural catastrophes.  Eleven extreme weather events each caused at least a billion dollars in losses last year in the United States.  Hurricane Sandy alone caused $50 billion in economic losses, including tens of billions of insured losses by P&C firms whose quarterly profits suffered as a result.3

According to a recently released report by Ceres, Insurer Climate Risk Disclosure Survey: 2012 Findings and Recommendations, almost 90 percent of insurance companies lack a comprehensive plan to address climate change and fewer than half of them view it as a likely source of financial losses.  The report summarizes responses from insurance companies to a survey on climate risk developed by the National Association of Insurance Commissioners (NAIC).  The report states that "[i]f climate change undermines the financial viability of the insurance industry, it will have a devastating impact on the economy, as well."4

The insurance industry is in a unique position to leverage its expertise to communicate and act on climate change and risks by:

•	informing public policy making
•	supporting climate awareness among customers
•	providing insurance products with a focus around clean energy
•	incentives to customers to lower their carbon footprint
•	incorporating climate change into investment strategies
•	reducing its environmental impact of business
•	reporting and being accountable

3 http://www.ceres.org/resources/reports/naic-report/view
4 Ibid.

Conclusion:

Without appropriate sustainability disclosure, shareholders, investors, and analysts cannot effectively determine how Cincinnati Financial Corporation is managing its ESG risks and opportunities and cannot determine whether the company is managing its exposure and risk to climate change.

Concerned investors should vote in favor of this shareholder resolution.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR Proposal 4 following the instruction provided on the management's proxy mailing.

For questions regarding Cincinnati Financial Corporation Proposal 4 on Sustainability Reporting, please contact:  Luan Steinhilber, Operations and Shareholder Advocacy Director, luan@mhinvest.com, or Patricia Karr Seabrook, Shareholder Advocacy Coordinator,
patricia@mhinvest.com, Miller/Howard Investments, Inc., 845-679-9166